May 8, 2016

Russell Mancuso

Branch Chief, Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3030

Re:	Second Sight Medical Products, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 5, 2016
File No. 333-209113

Dear Mr. Mancuso:

By this letter we supplementally are providing responses to verbal telephonic requests transmitted by staff to our counsel on May 6, 2016.

In connection with the comment provided as to the Power of Attorney that we filed with the Commission on January 25, 2016, as granted by the board of directors of Second Sight Medical Products, Inc. to Will McGuire, our Chief Executive Officer and a director, and/or to Thomas B. Miller, our Chief Financial Officer and Secretary, we have attached a Certificate of Secretary regarding the board actions and resolutions granting such authority consistent in our view with Item 601(b)(24) of Regulation S-K.

Further supplementing our response to staff's comment, under the prior "Exhibit 5.1" heading, regarding contractual obligations underscoring the issuances of shares, in the registered rights offering, we confirm our view that no document other than the Subscription Rights Certificate, attached to the filing as Exhibit 4.2, would apply.

You may contact Aaron A. Grunfeld, the company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this letter.

Respectfully submitted,

/s/ Will McGuire

Chief Executive Officer

cc (via e-mail): Brian Soares

Thomas B. Miller

Aaron A. Grunfeld

CERTIFICATE OF SECRETARY

OF SECOND SIGHT MEDICAL PRODUCTS, INC.

The undersigned, Thomas B. Miller, hereby certifies that he is the Secretary and Chief Financial Officer of Second Sight Medical Products, Inc., a California corporation (the "Company"), and hereby further certifies that he is authorized to execute and deliver this Certificate of Secretary in the name and on behalf of the Company. The undersigned hereby further certifies that:

•	the Board of Directors of the Company met on December 1, 2015 to deliberate and approve a rights offering of shares to stockholders of the Company (the "December Board Meeting");
•	present at the December Board Meeting were all directors of the Company;
•	on motion duly made, seconded and unanimously carried the Board voted at the December Board Meeting to (i) proceed with a registered rights offering to shareholders that would raise up to $30 million, (ii) to prepare and file a registration statement on Form S-1 with the Securities and Exchange Commission and in connection therewith, to (iii) authorize management to take such further steps as may be appropriate and necessary to effect a completion of the registered rights offering;
•	at the December Board Meeting the Board discussed and approved the specific grant of a power of attorney during the course of deliberations as part of the aforementioned grant of authority to management;
•	the Board met again on January 14, 2016 with all directors other than our late Chairman present (the "January Board Meeting");
•	at the January Board Meeting the directors in the course of their deliberations again reviewed and unanimously approved the shareholders rights offering, the filing of the registration statement covering the common stock to be offered and amounts of up to $20 million that might be raised along with the following resolution-" RESOLVED FURTHER, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute all documents and take such further action as they may deem necessary, appropriate or advisable to effect the purposes of the Rights Offering";
•	on January 25, 2016 the Company filed its registration statement on Form S-1 (No. 333-209113) and all directors of the Company, other than the Company's late Chairman, consistent with their foregoing deliberations, approvals and authorizations granted a detailed specific Power of Attorney, relating to the execution and filing of pre- and post-effective amendments to the registration statement, to Will McGuire and/or to Thomas B. Miller, with right of substitution;
•	the foregoing Power of Attorney has not been revoked or altered and remains in effect as originally granted.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Certificate as of May 8, 2016.

/s/ Thomas B. Miller
Thomas B. Miller
Secretary and Chief Financial Officer